SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 30, 2004

Commission File Number: 0-18760

UNILENS VISION INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation)

1910-400 Burrard Street

Vancouver, British Columbia, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2004

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2004 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Previously the Company prepared its annual and interim consolidated financial statements in conformity with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported and the amounts that would have been reported had those statements been prepared in conformity with US GAAP. Note 18 to the Financial Statements describes material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of business and report date

We manufacture, distribute and license specialty optical products from our manufacturing and administrative facility in Largo, Florida. Our products are sold primarily in the United States through a network of distributors and independent sales representatives. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following five categories: (i) soft molded multifocals; (ii) Soft lathe-cut multifocals; (iii) rigid gas permeable (RGP) multifocals; (iv) low vision lenses; and (v) replacement spherical and toric lenses. Our soft molded multifocal line consists of the C-Vue, a cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales. Our soft lathe-cut multifocal products consist of the following: the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in a six month planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our RGP products consist of the following: the Unilens RGP™, a multifocal contact lens intended for patients with higher astigmatism who need low to moderate presbyopic correction; and the Unilens RGP Plus™, designed to accommodate wearers requiring higher presbyopic correction. Our low vision lens, the UniVision™ is an aspheric lens, which attaches to spectacles for the significantly visually impaired. Our replacement business primarily consists of the Sof-Form brand of toric and spherical lenses, daily and extended wear lenses marketed under the Lombart brand, and our newest acquisition, a soft toric multifocal contact lens, marketed under the LifeStyle brand, designed for patients with an astigmatism that require bifocal correction. Our lens products are marketed as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the fiscal year ended June 30, 2004 (the “2004 Fiscal Year”) and includes relevant information up to November 12th, 2004 (the “Report Date”).

Overall Performance

Revenue derived from our newest multifocal product, the C-Vue, continue to steadily increase and gain market share. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to post strong gains. The renegotiation and elimination of $3.2 million of long term debt, coupled with the recognition of $3.5 million of net deferred tax benefits during the 2004 Fiscal Year has restored positive stockholder equity and working capital.

Sales for the 2004 Fiscal Year increased by 30% to $4.1 million, compared to $3.1 million for the fiscal year ended June 30, 2003 (the “2003 Fiscal Year”). The increase was primarily due to significant growth in the sales of the C-Vue multifocal, which was partially offset by an expected decline in the sales of some of our soft lathe-cut product lines that are nearing the end of their life cycle. Net income for the 2004 Fiscal Year was $6.1 million primarily resulting from the above mentioned recognition of deferred tax assets, the extraordinary gain on elimination of long term debt, and approximately $937,000 in royalty income for the 2004 Fiscal Year. As of June 30, 2004 we had positive working capital of $1,381,148 which represents a decline of $588,166, primarily due to the reduction in the current portion of the deferred tax asset. During the 2004 Fiscal Year, we achieved positive stockholders’ equity of $4.0 million as of June 30, 2004 as compared to a stockholders’ deficiency of $2.1 million as of June 30, 2003, principally due to the elimination of debt, the recording of deferred income tax benefits and operating profits achieved during the 2004 Fiscal Year.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc. which has been derived from the our audited financial statements as at and for the fiscal years ended June 30, 2004, 2003, and 2002. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2004 ($)	2003 ($)	2002 ($)
Income Statement Data
Revenues	4,074,577	3,129,101	3,363,349
Loss from operations	(42,387)	(272,578)	(56,414)
Loss before discontinued operations and extraordinary items	4,124,171	1,558,270	(228,673)
Income (loss) for the year	6,076,734	1,558,270	(228,673)

Loss per common share outstanding - basic and diluted:
Income (loss) before discontinued operations and extraordinary item
Basic	1.01	0.41	(0.06)
Diluted	1.00	0.41	(0.06)
Income (Loss) for the year
Basic	1.49	0.41	(0.06)
Diluted	1.48	0.41	(0.06)
Dividends	—	—	—

As at June 30 Balance Sheet Data
Total assets	6,095,950	3,466,586	1,760,879
Working capital (deficiency)	1,381,148	1,969,314	(2,843,009)
Long-term liabilities	688,139	4,474,576	1,185,081
Total liabilities	2,085,117	5,604,564	5,447,655
Capital stock	27,432,100	27,367,615	27,367,715
Stockholders’ equity (deficiency)	4,010,833	(2,173,978)	(3,686,776)

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $267,652, and $937,934 for the 2003 and 2004 Fiscal Years, respectively.

In the 2003 Fiscal Year we recorded $1,699,000 in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the 2003 Fiscal Year by $1,699,000 and 1,500,000, respectively. Also in the 2003 Fiscal Year, we reclassified $3.2 million of short-term debt to long term, which resulted in an increase in working capital of $3.2 million during the year.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately 3.4 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Year Ended June 30, 2004	Year Ended June 30, 2003
Payroll and benefits	$737,634	$826,860
Raw materials and supplies	1,003,428	769,501
Allocations and other expenses	673,945	477,957

	$2,415,007	$2,074,318

General and administrative:	Year Ended June 30, 2004	Year Ended June 30, 2003
Consulting fees	$162,504	$103,471
Bad debts	24,429	53,647
Depreciation and amortization	75,756	74,991
License, taxes, and regulatory fees	59,071	55,317
Office, insurance, and supplies	185,927	189,331
Professional fees	159,877	38,160
Rental and utilities	317,889	300,856
Travel and entertainment	28,213	22,643
Wages and benefits	387,727	323,656
Allocated expenses	(539,268)	(554,261)

	$862,125	$607,811

Sales and Marketing:	Year Ended June 30, 2004	Year Ended June 30, 2003
Consulting fees	$182,611	$108,826
Depreciation and amortization	782	538
Office, insurance, and supplies	35,291	23,613
Promotion and Advertising	161,729	156,870
Rental and utilities	1,236	1,270
Travel and entertainment	17,919	30,493
Wages and benefits	240,319	182,848
Allocated expenses	(147,827)	(152,526)

	$787,714	$656,984

Common shares issued, options granted, escrowed shares

Common shares issued by the Company during the 2004 Fiscal Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
October 16, 2003	Exercise of options	280,000	$0.19	$53,200	Cash	Nil
October 28, 2003	Exercise of options	45,000	$0.19	$8,550	Cash	Nil
April 7, 2004	Exercise of options	15,000	$0.18	$2,735	Cash	Nil

Options granted by the Company during the fiscal year ending June 30, 2004:

Name	Grant Date	Expiry Date	Number of Options	Exercise Price
Donna Wheeler	July 29, 2003	July 29, 2008	15,000	$0.18 US
Alfred Vitale	December 9, 2003	December 9, 2008	55,000	$0.48 US
Michael Pecora	December 9, 2003	December 9, 2008	35,000	$0.48 US
William D. Baxter	December 9, 2003	December 9, 2008	30,000	$0.62 Cdn.
Nicholas Bennett	December 9, 2003	December 9, 2008	30,000	$0.62 Cdn.
Jerry Falkner (1)	December 9, 2003	December 9, 2008	25,000	$0.48 US
William Harper	December 9, 2003	December 9, 2008	20,000	$0.62 Cdn.
Josepha Bruno	December 9, 2003	December 9, 2008	15,000	$0.48 US
Donna Wheeler	December 9, 2003	December 9, 2008	15,000	$0.48 US
Richard Fulmer	January 16, 2004	January 16, 2009	20,000	$0.48 US
Alfred Vitale	March 3, 2004	March 9, 2009	30,000	$0.71 US
Michael Pecora	March 3, 2004	March 9, 2009	20,000	$0.71 US
William D. Baxter	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Nicholas Bennett	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Sherry Batista	March 3, 2004	March 9, 2009	10,000	$0.71 US
William Harper	March 3, 2004	March 9, 2009	15,000	$0.95 Cdn.
Josepha Bruno	March 3, 2004	March 9, 2009	10,000	$0.71 US
Donna Wheeler	March 3, 2004	March 9, 2009	10,000	$0.71 US

(1)	These options vest in equal instalments on December 9, 2003, March 9, 2004, June 9, 2004, and September 9, 2004.

Shares in escrow or subject to pooling as at June 30, 2004 - None

Results of operations

Current Quarter

During the three months ended June 30, 2004 (the “Current Quarter”) we earned net income of $3,800,561 compared to a net income of $1,748,902 for the three months ended June 30, 2003 (the “Prior Quarter”). The increase in profit during the Current Quarter of $2,051,659, as compared to the Prior Quarter, was primarily due to (i) a net increase in deferred income tax benefit of $1,819,320 that resulted from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the Current Quarter, (ii) an increase in royalty income of $167,421 to $313,673 in the Current Quarter as compared to $146,252 in the Prior Quarter derived from the license agreement with Bausch & Lomb, (iii) an increase gross margin of $231,726 on higher sales during the Current Quarter, (iv) expenses of $67,989 incurred during the current quarter associated with the settlement of debt, (v) an increase in expenses of $101,516 described below, and (vi) a decrease in interest and other expenses of $2,697. Sales during the Current Quarter were $1,117,182, an increase of $239,313 (27.3%), as compared to sales of $877,869 during the Prior Quarter. The increase in sales was primarily due to significant growth in the Company’s C-Vue Multifocal, which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 30.0% in the Prior Year to 44.3% in the Current Quarter due to a favourable shift in product mix to higher margin products and a decrease in contract-manufactured unit cost.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in sales and marketing expenses of $53,535 and in administration expenses of $44,606. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives, increase salary expense associated with an expanded customer support and consultation department. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with general regulatory compliance issues, investor relations, and increased salary expense for additional personnel associated with the general increase in the Company’s activities during the period.

During the Current Quarter, we generated $201,117 in cash from operations. We used cash of $51,524 during the Current Quarter for the purchase of capital additions. In addition, the Company used cash of $128,291 for financing activities during the Current Quarter, consisting of $131,027 used for the repayment of debt offset by $2,735 received by the Company from the issuance of common shares on exercise of incentive stock options.

Current Year

During the 2004 Fiscal Year (the “Current Year’) we earned net income of $6,076,734 compared to a net income of $1,558,270 for the 2003 Fiscal Year (the “Prior Year”). The increase in profit during the Current Year of $4,518,464, as compared to the Prior Year, was primarily due to (i) a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) due to the elimination of debt that resulted from a settlement agreement signed with Competitive Technologies Inc. (“Competitive”) on October 17, 2003 (the “Gain on Debt Settlement”), (ii) a net increase in deferred income tax benefit of $1,562,050 that resulted from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the Current Year, (iii) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $669,742 to $937,394 during the Current Year as compared to $267,652 of royalty income earned during the Prior Year, (iv) an increase gross margin of $604,787 on higher sales during the Current Year, (v) an increase in expenses of $374,596 described below and (vi) a decrease in interest and other expense of $103,918. Sales during the Current Year were $4,074,577, an increase of $945,476 (30.2%), as compared to sales of $3,129,101 during the Prior Year. The increase in sales was primarily due to significant growth in sales of the Company’s C-Vue Multifocal, which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 33.7% in the Prior Year to 40.7% in the Current Year due to a favourable shift in product mix to higher margin products and a decrease in contract-manufactured unit cost.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $130,730 and in administration expenses of $254,314. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives, increase salary expense associated with an expanded customer support and consultation department. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with obtaining a listing on the OTC Bulletin Board in the United States, as well fees associated with general regulatory compliance issues, investor relations, and increased salary expense for additional personnel associated with the general increase in the Company’s activities during the period.

During the fiscal year ended June 30, 2004, we generated $827,218 in cash from operations. We used cash of $157,354 during the Current Year for the purchase of capital additions. In addition, the Company used net cash of $397,376 for financing activities during the Current Year, consisting of $461,861 used for the repayment of debt offset by $64,485 received by the Company from the issuance of common shares on exercise of incentive stock options.

On October 17, 2003, we entered into a settlement agreement with Competitive. Under the terms of the agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing instalment note, secured by the assets of the Company. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date.

On October 28, 2003, we exchanged a $450,000 term note with an affiliated company that was currently due in full for a new term note, secured by the assets of the Company. The new note is for the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008. The Company will pay monthly interest on the unpaid balance at the rate of prime plus 3%. All other terms and conditions of the original contract remain unchanged.

Summary of quarterly results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending
	June 30,2004	Mar. 31,2004	Dec. 31, 2003	Sep. 30,2003	June 30,2003	Mar. 31, 2003	Dec. 31,2002	Sep. 30,2002
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,117,182	1,023,340	930,235	1,003,820	877,869	756,866	680,262	814,104
Operating income (loss) for the quarter	44,614	(67,145)	(24,472)	4,616	(85,596)	(57,608)	(142,754)	13,380
Income (loss) before discontinued operations and extraordinary items	3,868,550	64,047	99,411	92,163	1,748,902	983	(155,321)	(36,294)
Income (loss) for the period	3,800,561	64,047	2,119,963	92,163	1,748,902	983	(155,321)	(36,294)
Income (loss) per common share outstanding – basic and diluted
Income (loss) before discontinued operations and extraordinary items
Basic	0.93	0.02	0.02	0.02	0.46	0.00	(0.04)	(0.01)
Diluted	0.92	0.02	0.02	0.02	0.46	0.00	(0.04)	(0.01)
Net income (loss) for the period
Basic	0.91	0.02	0.52	0.02	0.46	0.00	(.04)	(0.01)
Diluted	0.90	0.02	0.51	0.02	0.46	0.00	(0.04)	(0.01)

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars. Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent. of Bausch and Lomb’s product sales utilizing the technology. We recorded royalty income in certain of the above quarters as follows:

Dec 31,2002 -	$37,400
Mar 31,2003 -	$84,000
Jun 30, 2003 -	$146,253
Sep 30, 2003 -	$206,438
Dec 31, 2003 -	$205,229
Mar 31, 2004 -	$212,054
Jun 30 , 2004 -	$313,673

In the quarter ending June 30, 2003 we recorded $1.7 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income during the quarter ending June 30, 2003 by $1.7 million.

On October 17, 2003, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004.

In the quarter ending June 30, 2004 we recorded approximately 3.4 million in net income tax benefits resulting from the recognition of deferred tax assets expected to be realized, which was partially offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the quarter.

ITEM 1. LIQUIDITY AND CAPITAL RESOURCES

Current Quarter

As of June 30, 2004, the Company had working capital of $1,381,148, representing an increase of $544,708 from our working capital at March 31, 2004. Positive cash flow from operating activities totalled $201,117 for the quarter ending June 30, 2004, which was primarily used for the repayment of long-term debt of $131,027 and the purchase of capital assets in the amount of $51,524.

Current Year

During the 2004 Fiscal Year our working capital decreased, compared to our working capital at June 30, 2003, by $588,166, primarily due to a reduction in the deferred tax asset. Positive cash flow from operating activities totalled $827,218 for the 2004 Fiscal Year which was primarily used for the repayment of long term debt of $461,861, offset by $64,485 received by the Company from the issuance of common shares on exercise of incentive stock options, and for the purchase of capital assets in the amount of $157,354. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2005.

Related Party Transactions

During the 2004 Fiscal Year, we incurred $4,462 (2003 - $4,010) in fees to, William Harper, an officer of the Company, for accounting services and incurred interest expense of $41,307 (2003 - $44,084) on a note payable owed to Uniinvest Holdings AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. During the 2004 Fiscal Year the Company’s C-Vue brand of products accounted for approximately 41% of sales. The C-Vue brand of products is based on a unique patented design. These products are distributed as (i) the C-Vue, a blister-packed box of six lenses sold for frequent replacement, (ii) the C-Vue GP, a Gas Permeable lens, and (iii) the C-Vue 55, a custom lathed soft lens manufactured out of a higher water content material. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. The Company expects the sales of the C-Vue brand will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 41% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Alternative suppliers for the manufacturer of the speciality moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue disposable lens, as well as solid earnings growth for the fiscal year ending June 30, 2005.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, on January 1, 2004, the Company retained RJ Falkner and Company (“Falkner”) as investor relations counsel. The Company signed a one year agreement with Falkner for a full range of investor relations services including assisting the Company in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. The Company will pay a monthly consulting fee to Falkner during the contract period, will reimburse Falkner for their expenses incurred in providing the services, and have granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of US $0.48 with a five year term.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper — Secretary

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Alfred W. Vitale”

ALFRED W. VITALE, PRESIDENT

Financial Statements of

UNILENS VISION INC.

Year ended June 30, 2004 and 2003

Report date – October 1, 2004

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Unilens Vision Inc.

We have audited the consolidated balance sheets of Unilens Vision Inc. as at June 30, 2004 and 2003 and the consolidated statements of operations, stockholders equity (deficiency) and cash flows for the years ended June 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and cash flows for the years ended June 30, 2004, 2003 and 2002 in accordance with generally accepted accounting principles in the United States .

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

October 1, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2004	2003
ASSETS

Current
Cash and cash equivalents	$472,439	$201,329
Accounts receivable (net of allowance of $258,000; 2003 - $250,000)	562,981	471,619
Royalties and other receivables	318,061	148,106
Inventories (Note 3)	703,753	727,988
Prepaid expenses	10,392	8,260
Deferred tax asset – current (Note 15)	710,500	1,542,000

Total current assets	2,778,126	3,099,302

Property, plant, and equipment (Note 4)	201,084	93,017

Other assets (Note 5)	45,240	117,267

Deferred tax asset (Note 15)	3,071,500	157,000

Total assets	$6,095,950	$3,466,586

- Continued -

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

Cont’d…

	2004	2003
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$846,978	$679,988
Current portion of long-term debt - related party (Note 7)	100,000	50,000
Current portion of long-term debt (Note 8)	450,000	400,000

Total current liabilities	1,396,978	1,129,988
Long-term debt – related party (Note 7)	300,000	400,000
Long-term debt (Note 8)	388,139	4,074,576

Total liabilities	2,085,117	5,604,564

Commitments (Note 9)

Stockholders’ equity (deficiency)
Capital stock (Note 10)
Authorized
100,000,000 common shares with no par value
100,000,000 Preference “A” shares at a par value of Cdn.$10 each
100,000,000 Preference “B” shares at a par value of Cdn.$50 each
Issued and outstanding
4,178,815 common shares (2003 – 3,838,815)	27,432,100	27,367,615
Additional paid-in capital	8,970	—
Cumulative translation adjustment	(2,156)	(778)
Deficit	(23,428,081)	(29,504,815)

Total stockholders’ equity (deficiency)	4,010,833	(2,137,978)

Total liabilities and stockholders’ equity (deficiency)	$6,095,950	$3,466,586

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2004	2003	2002
SALES	$4,074,577	$3,129,101	$3,363,349
COST OF SALES	2,415,007	2,074,318	2,107,135

GROSS PROFIT	1,659,570	1,054,783	1,256,214

EXPENSES
Administration	862,125	607,811	596,409
Research and development	52,118	62,566	72,481
Sales and marketing	787,714	656,984	643,738

	1,701,957	1,327,361	1,312,628

Loss from operations	(42,387)	(272,578)	(56,414)

OTHER ITEMS
Royalty income (Note 6)	937,394	267,652	—
Other income	1,468	6,619	956
Interest on long-term debt	(33,354)	(142,423)	(173,215)

	905,508	131,848	(172,259)

Income (loss) before tax benefit and extraordinary item	863,121	(140,730)	(228,673)
Net deferred income tax benefit (Note 15)	3,261,050	1,699,000	—

Income (loss) before extraordinary item	4,124,171	1,558,270	(228,673)

Net extraordinary item
Gain on extinguishment of debt which is net of associated expenses and applicable income taxes of $1,178,050 (Note 8)	1,952,563	—	—

Income (loss) for the year	6,076,734	1,558,270	(228,673)

Other comprehensive loss:
Foreign currency translation adjustment	(1,378)	(9,472)	(1,590)

Comprehensive income (loss) for the year	$6,075,356	$1,548,798	$(230,263)

Income (loss) per common share before extraordinary item:
Basic	$1.01	$0.41	$(0.06)

Diluted	$1.00	$0.41	$(0.06)

Income per common share from net extraordinary item
Basic	$0.48	$—	$—

Diluted	$0.48	$—	$—

Income (loss) per common share:
Basic	$1.49	$0.41	$(0.06)

Diluted	$1.48	$0.41	$(0.06)

Weighted average number of common shares (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Retained Earnings (Deficit)	Total
	Number of shares	Amount
Balance, June 30, 2001	3,838,815	$27,367,615	$—	$10,284	$(30,834,412)	$(3,456,513)
Loss for the year					(228,673)	(228,673)
Cumulative translation adjustment				(1,590)		(1,590)

Balance, June 30, 2002	3,838,815	27,367,615	—	8,694	(31,063,085)	(3,686,776)
Income for the year					1,558,270	1,558,270
Cumulative translation adjustment				(9,472)		(9,472)

Balance, June 30, 2003	3,838,815	27,367,615	—	(778)	(29,504,815)	(2,137,978)
Common stock issued for cash at $0.19 per share in October 2003	325,000	61,750				61,750
Common stock issued for cash at $0.1823 per share in April 2004	15,000	2,735				2,735
Stock-based compensation			8,970			8,970
Cumulative translation adjustment				(1,378)		(1,378)
Income for the year					6,076,734	6,076,734

Balance, June 30, 2004	4,178,815	27,432,100	8,970	(2,156)	(23,428,081)	4,010,833

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the year	$6,076,734	$1,558,270	$(228,673)
Items not affecting cash:
Amortization	117,414	130,183	140,534
Amortization of discount on long-term debt	—	98,338	130,501
Deferred tax asset	(2,083,000)	(1,699,000)	—
Gain on extinguishment of debt – net of associated costs	(3,130,613)	—	—
Stock-based compensation	8,970	—	—
Change in non-cash working capital items (Note 11)	(162,287)	(245,424)	5,815

Net cash provided by (used in) operating activities	827,218	(157,633)	48,177

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(157,354)	(21,564)	(30,137)

Net cash used in investing activities	(157,354)	(21,564)	(30,137)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(461,861)	—	—
Capital stock issued for cash	64,485	—	—

Net cash used in financing activities	(397,376)	—	—

Change in cash and cash equivalents during the year	272,488	(179,197)	18,040
Effect of exchange rate changes on cash and cash equivalents	(1,378)	178	(1,471)
Cash and cash equivalents, beginning of year	201,329	380,348	363,779

Cash and cash equivalents, end of year	$472,439	$201,329	$380,348

Cash paid during the year for interest	$41,307	$36,172	$39,214

Cash paid during the year for income taxes	$—	$—	$—

Supplemental	disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

1.	NATURE OF BUSINESS

The business of Unilens Vision Inc. (the “Company”) is to develop and sell optical products using proprietary design and manufacturing technology. The Company’s products are being sold primarily in the United States through a network of national distributors and independent sales representatives. The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb Inc. (“Bausch and Lomb”) (Note 6).

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company has elected to prepare these consolidated financial statements in conformity with generally accepted accounting principles in the United States (“US GAAP”) and in United States dollars. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported and the amounts that would have been reported had those statements been prepared in conformity with US GAAP. Refer to Note 18 for differences between the amounts reported in these consolidated financial statements and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP.

The significant accounting policies adopted by the Company are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Unilens Corp. USA and its subsidiary.

All significant inter-company transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Currency

These financial statements are expressed in United States dollars as the Company’s operations are based predominately in the United States. Any amounts expressed in Canadian dollars are indicated as such.

Revenue recognition and discounts

The Company recognizes revenue on sales of optical products upon shipment, when title passes, and ultimate collection is reasonably assured. At the same time, the Company charges operations for the estimated cost of future returns based on historical experience for the respective product types. The Company offers discounts on its products. The costs of these discounts are recognized at the date at which the related sales revenue is recognized and are recorded as a reduction of sales revenue.

Royalty income

Royalty income is recognized as it accrues in accordance with the terms of the license agreement when reasonable assurance exists regarding measurement and collectability.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Shipping and handling

The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling are included in cost of sales.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The Company provides reserves for inventory that management believes to be obsolete or slow moving.

Property, plant and equipment and intangible assets

Property, plant and equipment are recorded at cost less accumulated amortization. Plant and equipment and office equipment are amortized on a straight line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the asset. Patents and trademarks are recorded at cost and are amortized over their estimated useful lives on a straight-line basis ranging from 10 to 15 years.

Property, plant and equipment and intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review of recoverability, the Company estimates the future cash flows that are expected to result from the use of the assets and their eventual disposition. Because events and circumstances frequently do not occur as expected, there will usually be differences between the estimated and actual future cash flows, and these differences may be material. If an asset is determined to be impaired, the Company recognizes a loss being the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on discounting the estimated future cash flows. During the periods presented, the Company determined that its property, plant and equipment and intangible assets were not impaired.

Foreign currency translation

The Company’s functional currency is the United States dollar. The Company follows the current rate method of translation which translates foreign assets and liabilities, into United States dollar equivalents, at the rate of exchange at the balance sheet date. Any revenues and expenses from Canadian operations are translated into United States dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of stockholders’ equity. Net gains and losses from foreign currency transactions are included in the consolidated statements of operations.

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted-average number of shares outstanding during the year.

Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

At June 30, 2004, a total of 330,159 (2003 – 350,000; 2002 – 270,000) potentially dilutive shares were excluded from the determination of diluted income (loss) per share as their effect would have been anti-dilutive.

Research and development costs

Research and development costs are expensed as incurred.

Income taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating losses carry forwards. Deferred tax expense (benefits) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation and stock options

Statements of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock based compensation and stock options (cont’d…)

The following table illustrates the effect on loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2004	2003	2002
Income (loss) as reported:	$6,076,734	$1,558,270	$(228,673)
Add: total stock-based employee compensation expense included in income (loss), as reported determined under APB 25	—	—	—
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(87,283)	(6,352)	(1,000)

Pro-forma income (loss)	$5,989,451	$1,551,918	$(229,673)

Income (loss) per common share, as reported
Basic	1.49	0.41	(0.06)

Diluted	1.48	0.41	(0.06)

Pro-forma income (loss) per common share
Basic	1.47	0.40	(0.06)

Diluted	1.46	0.40	(0.06)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Advertising costs

The Company expenses costs when incurred. Advertising expense was approximately $81,000, $61,600 and $91,000 for the years ended June 30, 2004, 2003 and 2002, respectively; there were no advertising costs that met the criteria for capitalization.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003. The consolidation requirements apply for all other types of entities is required in financial statements for periods ending after March 15, 2004.

The adoption of this new pronouncement did not or is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

3.	INVENTORIES

	2004	2003
Raw materials	$181,725	$190,537
Work in progress	56,949	45,614
Finished goods	465,079	491,837

	$703,753	$727,988

All inventories are pledged as collateral on loans (Notes 7 and 8).

4.	PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Plant and equipment	$4,652,881	$4,548,974	$103,907	$4,535,516	$4,482,686	$52,830
Office equipment	249,967	158,835	91,132	232,606	194,576	38,030
Leasehold improvements	142,195	136,150	6,045	135,695	133,538	2,157

	$5,045,043	$4,843,959	$201,084	$4,903,817	$4,810,800	$93,017

Amortization expense of property, plant and equipment was $49,287, $57,467 and $62,316 during 2004, 2003 and 2002 respectively. All plant and equipment is pledged as collateral on loans (Notes 7 and 8).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

5.	OTHER ASSETS

	2004	2003
Patents and trademarks (net of accumulated amortization - $1,401,021; 2003-$1,332,894)	$6,915	$75,042
Spare parts and tools	29,190	33,090
Other	9,135	9,135

	$45,240	$117,267

Amortization expense of patents and trademarks was $68,127, $72,716 and $78,218 during 2004, 2003 and 2002, respectively.

6.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacturer and sell products utilizing the technology. During the years ended June 30, 2004 and 2003, the Company recorded $937,394 and $267,652, respectively, in Bausch & Lomb royalty revenues. No royalty revenues under this agreement were earned during the year ended June 30, 2002.

7.	NOTE PAYABLE, RELATED PARTY

As of June 30, 2004 the Company has a note in the principal amount of $400,000 payable to UNIINVEST Holding AG, an affiliated company by virtue of its ownership of approximately 46% of the issued and outstanding common shares of the Company. The Company pays interest on the note monthly at prime rate plus three percent. The note, which is a debt of the Company’s subsidiary, is collateralized by a first charge on the assets of the subsidiary and is guaranteed by the Company. As of June 30, 2003, this note had a balance of $450,000. During October 2003, the repayment terms of this note were changed to quarterly principal installments of $25,000 plus interest starting January 2004 and maturing in April 2008. The following is a schedule of the principal payments required under the amended agreement:

Year ended June 30,
2005	$100,000
2006	100,000
2007	100,000
2008	100,000

$400,000

The terms and conditions of the above related party debt are not necessarily indicative of the terms and conditions that would have been incurred had comparable transactions been entered into with independent parties.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

8.	NOTE PAYABLE, LONG-TERM DEBT AND EXTRAORDINARY ITEM

During 1989, the Company acquired from Competitive Technologies Inc. (“Competitive”) substantially all of the assets that comprise the Company’s business through an Asset Purchase Agreement. The purchase price was $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company recorded the assets and the obligation net of imputed interest. The Company defaulted on the obligation to Competitive and during 1994 the Company entered into negotiations with them for relief with respect to the note payable. As a result of pending litigation instituted during August 2003, in October 2003 the Company and Competitive entered into a settlement agreement in connection with this debt. Under the terms of the settlement agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by the assets of the Company subordinate only to the security interest granted to UNIINVEST Holding AG (Note 7). The settlement calls for a $100,000 payment on the signing of the agreement (paid) and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb during the quarter ending on the payment due date. On the date of the settlement agreement, the Company recognized a one time extraordinary gain of approximately $1,952,000 which is net of associated expenses and applicable income taxes of $1,178,050. At June 30, 2004, the Company owed $838,139 on this note.

The terms of the settlement agreement call for the following minimum payments:

Year ended June 30,
2005	$450,000
2006	388,139

$838,139

9.	OPERATING LEASES

The Company leases, through its subsidiary, a combined office and manufacturing facility in Largo, Florida. The lease agreement, which is guaranteed by the Company, provides for escalation of rental payments based on taxes and increases in the Consumer Price Index. The lease term is through September 30, 2008 and calls for approximate monthly payments of $17,000 with an adjustment effective September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent.

The Company also rents certain office equipment under operating leases with lease terms of less than one year.

Rent expense under all operating leases was approximately $221,000, $216,000 and $204,500 for the years ended June 30, 2004, 2003 and 2002, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next five years and thereafter are approximately as follows:

Year ended June 30,	Operating leases
2005	$204,540
2006	204,540
2007	204,540
2008	227,551
2009	28,805

$869,976

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

10.	CAPITAL STOCK

On October 16, 2003, the Company issued 280,000 common shares on exercise of employee stock options at an average exercise price of $0.19 per share raising gross proceeds of $53,200.

On October 28, 2003, the Company issued 45,000 common shares on exercise of employee stock options at an average exercise price of $0.19 per share raising gross proceeds of $8,550.

On April 12, 2004, the Company issued 15,000 common shares on exercise of employee stock options at an exercise price of $0.1823 per share raising gross proceeds of $2,735.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends which may be declared.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan can not exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, do not vest except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12 month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12 month period.

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the years ended June 30:

	2004		2003		2002
	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
Outstanding, beginning of year	350,000	0.19	270,000	0.19	250,000	0.19

Exercised	(340,000)	0.19	—	—	—	—

Granted
Employees	360,000	0.55	80,000	0.19	50,000	0.19
Consultants	25,000	0.48	—	—	—	—

Sub-total granted	385,000	0.54	80,000	0.19	50,000	0.19

Expired/cancelled	(20,000)	0.48	—	—	(30,000)	0.19

Outstanding, end of year	375,000	0.53	350,000	0.19	270,000	0.19

Options exercisable, end of year	368,750	0.53	350,000	0.19	270,000	0.19

For the purpose of calculating the average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

10.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2004:

Number of Options	Vested	Exercise Price	Expiry Date
10,000	10,000	Cdn. $0.25	May 6, 2006
15,000	15,000	US $0.19	May 6, 2006
80,000	80,000	Cdn. $0.62	December 9, 2008
145,000	138,750	US $0.48	December 9, 2008
45,000	45,000	Cdn. $0.95	March 3, 2009
80,000	80,000	US $0.71	March 3, 2009

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2004		2003		2002
Risk free interest rate		2.75%		4.5%		3.88%
Expected life		5 years		5 years		5 years
Expected volatility		85%		303%		467%
Expected dividends		Nil		Nil		Nil
Weighted average estimated fair value per option issued	Cdn.$	0.25	Cdn.$	0.12	Cdn.$	0.02

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004	2003	2002
Cash provided by (used in):
Accounts, royalties, and other receivables	$(261,317)	$(127,623)	$1,813
Inventories	24,235	(190,108)	(39,081)
Prepaid expenses and other assets	1,768	31,240	27,222
Accounts payable and accrued liabilities	73,027	41,067	15,861

Change in non-cash working capital items	$(162,287)	$(245,424)	$5,815

During the years ended June 30, 2004, 2003 and 2002 there were no significant non-cash investing or financing activities.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

12.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2004 not elsewhere disclosed herein are as follows:

i)	the Company paid or accrued $4,462 (2003- $4,010; 2002 - $2,559) in accounting fees to an officer of the Company which is included in administrative expense;

ii)	the Company paid or accrued interest of $41,307, (2003 - $44,084; 2002 - $42,714) on a note payable to an affiliated company (Note 7).

Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13.	CONCENTRATIONS

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company’s large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk which could subject the Company to a loss are limited and are consistent with management’s expectations as reflected in the consolidated financial statements.

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the year ended June 30, 2004, the Company purchased approximately 24% of its inventory from that supplier (2003-20%, 2002-20%). At June 30, 2004, the Company owed this supplier approximately $67,000.

14.	SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in the United States in one business segment. In addition, substantially all of the Company’s assets are located in the United States.

15.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate is as follows:

	2004	2003	2002
Statutory expense (benefit) at the federal rate of 34%	$293,461	$(47,848)	$(77,749)
State tax expense (benefit), net of federal effect	37,000	(2,000)	(5,500)
Non-deductible expenses	16,450	1,000	1,000
Increase (decrease) in deferred income tax valuation allowance	(3,607,961)	(1,650,152)	82,249

	$(3,261,050)	$(1,699,000)	$—

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

15.	INCOME TAXES (cont’d…)

The income tax benefit for the year ended June 30, 2004 and 2003 consists of recording deferred taxes in the amount of $3,261,050 and $1,699,000, respectively. The Company incurred tax losses since inception until June 30, 2002; therefore no tax liability has been incurred for the year ended June 30, 2002.

Amounts of deferred tax assets and liabilities are as follows:

	2004	2003
Deferred tax assets
Inventory allowance	$182,900	$195,500
Allowance for bad debt, returns, and allowances	97,100	94,000
Other timing differences	82,700	76,500
Loss carry forward – United States	4,970,200	6,557,000
Loss carry forward - Canada	108,200	106,000

	5,441,100	7,029,000
Valuation allowance	(1,648,200)	(5,304,000)

	3,792,900	1,725,000
Deferred tax liability
Tax amortization of property, plant and equipment	(10,900)	(26,000)

Net deferred tax asset	3,782,000	1,699,000
Less current portion	(710,500)	(1,542,000)

Long-term portion	$3,071,500	$157,000

As of June 30, 2004, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company generating future taxable income against which its loss carryforwards can be offset before they expire. The Company expects to benefit from a portion of these loss carryforwards because it considers it is more likely than not it will use this portion of the loss carryforwards before they expire. Based on this, the Company estimated the amount of loss carryforwards that will expire and recorded an allowance against the deferred tax asset in the amount of $1,648,200. The allowance could change if near-term estimates of future taxable income during the carryforward periods are changed.

The Company has unused operating loss carryforwards available at June 30, 2004 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2005	$684,000
2006	2,871,000
2007	2,667,000
2008	2,249,000
2009 - 2022	4,737,000

$13,208,000

The Company also has approximately $304,000 of unused non-capital loss carryforwards in Canada available at June 30, 2004 which expire from 2005 to 2012.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

16.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company’s board of directors. For the years ended June 30, 2004, 2003 and 2002, the Company contributed to the plan $17,022, $17,113, and $16,120 respectively. The Company does not have any liabilities for the plan as of June 30, 2004.

17.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2004	2003	2002
Basic	4,069,881	3,838,815	3,838,815
Effect of dilutive options	44,841	—	—

Diluted	4,114,722	3,838,815	3,838,815

18.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with US GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from Cdn GAAP are described and quantified below.

There are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2004 and 2003 and, for the years ended June 30, 2004, 2003 and 2002, the consolidated statements of cash flows and of stockholders’ equity (deficiency) .

There are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated statements of operations for the years ended June 30, 2003 and 2002. Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP on the Company’s consolidated statements of operations for the year ended June 30, 2004.

	Year Ended June 30, 2004
	US GAAP	Adjustments(1)	Cdn. GAAP
Loss from operations	$(42,387)	$—	$(42,387)
OTHER ITEMS
Royalty income	937,394	—	937,394
Other income	1,468	—	1,468
Interest on long term-term debt	(33,354)	—	(33,354)
Gain on debt settlement - net of associated expenses	—	3,130,613	3,130,613

	905,508	3,130,613	4,036,121

Income before tax benefit and extraordinary item	863,121	3,130,613	3,993,734
Net deferred income tax benefit	3,261,050	(1,178,050)	2,083,000

Income before extraordinary item	4,124,171	1,952,563	6,076,734
Net extraordinary item	1,952,563	(1,952,563)	—

Income for the year	$6,076,734	$—	$6,076,734

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2004

18.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(1)Adjustments

Extraordinary item

Under US GAAP, the gain on debt settlement is disclosed in the statement of operations as an extraordinary item net of related taxes. Under Cdn GAAP, a gain on debt settlement is disclosed as an unusual item and the related tax effect is included in the tax provision for the year.

Stock-based compensation

There were no material differences in the treatment stock-based compensation under US GAAP and Cdn GAAP for the years ended June 30, 2004, 2003, and 2002. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company will apply this change in accounting policy on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change.

Recent accounting pronouncements in Canada

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.

The CICA has issued CICA Handbook Section 3110 “Asset Retirement Obligations” which is effective for years beginning on or after January 1, 2004. This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.

The CICA has issued CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations” which is effective for years beginning on or after May 1, 2003. The standard requires the recognition, measurement, and presentation and disclosure of the disposal of long-lived assets by a company. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets.

As determined under Cdn GAAP, the adoption of these new pronouncements did not and is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Certification of Annual Filings during Transition Period

I, Alfred Vitale, President and Chief Executive Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending June 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: November 12, 2004

/s/ Alfred Vitale
Alfred Vitale
President and Chief Executive Officer

Certification of Annual Filings during Transition Period

I, Michael Pecora, Chief Financial Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending June 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: November 12, 2004

/s/ Michael Pecora
Michael Pecora
Chief Financial Officer